EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com
Address: 1600 Smith Street, Houston, TX 77002

GEORGE BRAVANTE, JR. AND RICHARD REITZ ELECTED TO EXPRESSJET BOARD

HOUSTON, July 15, 2004 – ExpressJet Holdings (NYSE: XJT) today announced the election of George R. Bravante, Jr. and Richard Reitz to fill vacancies on the Board of Directors resulting from the resignations of Gordon M. Bethune and Lawrence W. Kellner. The directors were elected by Continental Airlines, Inc. pursuant to its special voting preferred stock, which currently permits Continental to designate three members of our Board. C.D. McLean will continue to serve as Continental's other designee to our Board.

Mr. Bravante is the founder and General Partner of Bravante-Curci Investors, LP, a merchant bank focusing on real estate investments in Calif. He has held this position since 1996. Prior to founding Bravante-Curci, Mr. Bravante held positions with Colony Advisors, Inc. and American Real Estate Group, Inc.

Mr. Reitz is a co-founder and partner of InsideOut-Culture to Customer, a consulting company, which began in April 2003. From 1995 to 1997, Mr. Reitz was Vice President of Global Airline Sales at Electronic Data Systems. He served for eight years as a pilot in the United States Navy and also worked as a pilot for Braniff Airlines.

ExpressJet Airlines, Inc. operates as Continental Express, the regional jet provider for Continental Airlines. With service to approximately 131 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines. ExpressJet Airlines employs approximately 6,200 people and is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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